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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  CARDIMA, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    14147m106
                                 (CUSIP Number)

                                Ronald Bourquin,
                   Vice President and Chief Financial Officer,
                  47266 Benicia Street, Fremont, CA 94538-7330;
                 telephone: (510) 354-0162; Fax (510) 657-4476.

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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1    NAMES OF REPORTING PERSONS
          RICHTIME MANAGEMENT LIMITED
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*
           WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
           BRITISH VIRGIN ISLANDS

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                   7     SOLE VOTING POWER
                              2,188,143
  NUMBER OF
   SHARES         --------------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY                    NONE
    EACH
  REPORTING       --------------------------------------------------------------
 PERSON WITH       9     SOLE DISPOSITIVE POWER
                              2,188,143

                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              NONE

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,188,143

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 6.6%

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14   TYPE OF REPORTING PERSON*
           CO

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     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER

     The class of securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of CARDIMA, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 47266 Benica Street, Fremont, CA 94538-7330.


ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by RICHTIME MANAGEMENT LIMITED (the "Reporting Company").

     The business address of the members of the Reporting Company is as follows:
RICHTIME MANAGEMENT LIMITED: 27/F Sunshine Plaza, 353 Lockhart Road, Wanchai, Hong Kong.

     During the past five years, no executive officer or director of the Reporting Company, any person controlling the Reporting Company or executive officer or director of any corporation ultimately in control of the Reporting Company has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Richtime Management Limited employed $1,269,123 of its working capital to purchase the 2,188,143 shares of Common Stock.


ITEM 4. PURPOSE OF TRANSACTIONS INVESTMENT PURPOSES

     Investment


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Richtime Management Limited beneficially owns 2,188,143 shares of Common Stock which is equivalent to approximately 6.6% of the class represented.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Richtime Management Limited entered into a Stock and Warrant Purchase Agreement (the "Agreement") with Cardima, Inc. ("Company") on May 2, 2001. Pursuant to the Agreement, Richtime Management Limited purchased from Cardima, Inc. 2,188,143 shares of Common Stock, at a purchase price per share of Common Stock equal to $0.58. The Agreement also provides that Cardima, Inc. will issue a Warrant to purchase one share of the Company's Common Stock at a per share exercise price of $0.87 to each Purchaser for every two shares of

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the Company's Common Stock purchased by the Purchaser at the Closing, provided, however, that the Purchaser may not exercise the Warrant until six (6) months after the Closing (the "Warrant Determination Date"). The number of Warrant Shares will be permanently reduced on a share-for-share basis by any sales of Company securities (including short sales and sales or purchases of derivative securities) by the Purchaser from the Closing Date until the Warrant Determination Date.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: June 23, 2001


       RICHTIME MANAGEMENT LIMITED


By: /s/ Derek Leung
   -------------------------------
Name   Derek Leung

Title: The Executive Director/The Executive Officer

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